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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
FORM 3                      Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses}

1.  Name and Address of Reporting Person*
     Blackstone Real Estate Acquisitions III L.L.C.
      (Last)                 (First)              (Middle)
     345 Park Avenue
      (Street)
     New York                   NY                   10154
      (City)                 (State)                 (Zip)


2.  Date of Event Requiring Statement
    (Month/Day/Year)
       2/22/99


3.  IRS or Social Security Number of Reporting Person
    (Voluntary)


4.  Issuer Name and Ticker or Trading Symbol
     Berkshire Realty Company, Inc.                Symbol:  BRI


5.  Relationship of Reporting Person(s) to Issuer
    (Check all applicable)
          Director                            10% Owner(1)
    -----                               -----
          Officer (give title above)          Other (specify below)
    -----                               -----


6.  If Amendment, Date of Original
    (Month/Day/Year)


7.  Individual or Joint/Group Filing (Check Applicable Line)
          Form filed by One Reporting Person
    -----
      X   Form filed by More than One Reporting Person
    -----

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           Table I -- Non-Derivative Securities Beneficially Owned

1.  Title of Security (Instr. 4)
    Common Stock


2.  Amount of Securities Beneficially Owned (Instr. 4)
    5,881,369(1)


3.  Ownership Form:  Direct (D) or Indirect (I) (Instr. 5)
    I(1)


4.  Nature of Indirect Beneficial Ownership (Instr. 5)
    Please see (1) below


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
          * If the form is filed by more than one reporting person, see Instruction 5(b)(v).

                                                                         (Over)
                                                                SEC 1473 (7/97)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

FORM 3 (continued)

   Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security (Instr. 4)


2.  Date Exercisable and Expiration Date
    (Month/Day/Year)

    Date Exercisable                     Expiration Date


3.  Title and Amount of Securities Underlying Derivative
    Security (Instr. 4)
    Title                     Amount or Number of Shares


4.  Conversion or Exercise Price of Derivative Security


5.  Ownership Form of Derivative Security:  Direct (D) or
    Indirect (I) (Instr. 5)


6.  Nature of Indirect Beneficial Ownership (Instr. 5)

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


Explanation of Responses:

(1) Explanation of Response:  See Attachment A

** Intentional misstatements or omissions of facts constitute Federal
   Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

    /s/ Gary Sumers                                 3/4/99
    -------------------------------             ---------------
    **Signature of Reporting Person                  Date
    By: Gary Sumers, Vice President

                                                               SEC 1473 (7-97)

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Form 3 (continued)

Name and Address of Reporting Person:    Blackstone Real Estate Acquisitions
                                           III L.L.C.
                                         345 Park Avenue
                                         New York, New York 10154
Date of Event Requiring Statement:       February 22, 1999
Issuer Name and Ticker Symbol:           Berkshire Realty Company, Inc. -- BRI


                     SIGNATURES OF OTHER REPORTING PERSONS

BLACKSTONE REAL ESTATE ADVISORS III L.P.


/s/  Gary Sumers                                   Date:  March 4, 1999
By:  Gary Sumers
Title:    Vice President


BRE ADVISORS III L.L.C.


/s/  Gary Sumers                                   Date:  March 4, 1999
By:  Gary Sumers
Title:    Vice President


PETER G. PETERSON


/s/  Gary Sumers                                   Date:  March 4, 1999
By:  Gary Sumers
     Attorney-in-Fact


STEPHEN A. SCHWARZMAN


/s/  Gary Sumers                                   Date:  March 4, 1999
By:  Gary Sumers
     Attorney-in-Fact

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

Form 3 (continued)

Name and Address of Reporting Person:    Blackstone Real Estate Acquisitions
                                           III L.L.C.
                                         345 Park Avenue
                                         New York, New York 10154
Date of Event Requiring Statement:       February 22, 1999
Issuer Name and Ticker Symbol:           Berkshire Realty Company, Inc. -- BRI


                 OTHER REPORTING PERSONS: NAMES AND ADDRESSES

1.   Blackstone Real Estate Advisors III L.P.
     345 Park Avenue
     New York, New York 10154

2.   BRE Advisors III L.L.C.
     345 Park Avenue
     New York, New York 10154

3.   Peter G. Peterson
     345 Park Avenue
     New York, New York 10154

4.   Stephen A. Schwarzman
     345 Park Avenue
     New York, New York 10154

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

Form 3 (continued)

Name and Address of Reporting Person:    Blackstone Real Estate Acquisitions
                                           III L.L.C.
                                         345 Park Avenue
                                         New York, New York 10154
Date of Event Requiring Statement:       February 22, 1999
Issuer Name and Ticker Symbol:           Berkshire Realty Company, Inc. -- BRI


                                 ATTACHMENT A

     This Form 3 is being filed jointly by Blackstone Real Estate
Acquisitions III L.L.C., a Delaware limited liability company ("BREA III L.L.C."), Blackstone Real Estate Advisors III L.P., a Delaware limited partnership, BRE Advisors III L.L.C., a Delaware limited liability company, Mr. Peter G. Peterson and Mr. Stephen A. Schwarzman (the foregoing, collectively, the "Reporting Persons").

     On February 22, 1999, BREA III L.L.C., together with Whitehall Real Estate Limited Partnership XI ("Whitehall") and The Berkshire Companies Limited Partnership ("BCLP"), formed Aptco, LLC, a Delaware limited liability company ("Aptco"), for the purpose of submitting a merger proposal to the Berkshire Realty Company, Inc. (the "Company") pursuant to which, among other things, Aptco would acquire the Company. As a result of this proposal, the Reporting Persons together with Whitehall and BCLP and certain affiliates of BCLP (collectively, the "BCLP Affiliates") may be deemed to constitute a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Reporting Persons may be deemed to have acquired beneficial ownership of the shares of common stock of the Company (the "Common Stock") owned or deemed to be beneficially owned by the BCLP Affiliates. The Reporting Persons have been advised that the BCLP Affiliates report on Schedule 13D direct or indirect beneficial ownership of 5,881,369 shares of Common Stock. In connection with the submission of the merger proposal, the Reporting Parties may be entitled to be reimbursed for their out-of-pocket third party due diligence, legal and underwriting expenses following the sale under certain circumstances of the shares of Common Stock beneficially owned by the BCLP Affiliates. This potential cost-reimbursement may be deemed to constitute a "pecuniary interest" in the shares of Common Stock held by the BCLP Affiliates within the meaning of Section 16.

     The Reporting Persons do not affirm the existence of a group for the purpose of Section 13(d) of the Exchange Act or for any other purpose, and the Reporting Persons disclaim beneficial ownership of and any pecuniary interest in any shares of Common Stock, including those beneficially owned by the BCLP Affiliates.

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Form 3 (continued)

Name and Address of Reporting Person:    Blackstone Real Estate Acquisitions
                                           III L.L.C.
                                         345 Park Avenue
                                         New York, New York 10154
Date of Event Requiring Statement:       February 22, 1999
Issuer Name and Ticker Symbol:           Berkshire Realty Company, Inc. -- BRI


                               POWER OF ATTORNEY

          Know all men by these presents that Peter G. Peterson does hereby make, constitute and appoint each of Thomas J. Saylak and Gary Sumers as my true and lawful attorneys-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned (both in the undersigned's individual capacity and as a member of any limited liability company or partner of any limited partnership for which the undersigned is otherwise authorized to sign), to execute and deliver such forms as may be required to be filed from time to time with the Securities and Exchange Commission with respect to any investments of Blackstone Real

Estate Acquisitions III L.L.C., Blackstone Real Estate Advisors III L.P., BRE

Advisors III L.L.C., or their affiliates in the common stock of Berkshire

Realty Company, Inc. (including any amendments or supplements to any reports or schedules previously filed by such persons or entities) pursuant to

Sections 13(d) and 16(a) of the Securities Exchange Act of 1934, as amended,

including without limitation Schedules 13D and statements on Form 3, Form 4 and Form 5.


/s/  Peter G. Peterson
Name: Peter G. Peterson


March 3, 1999

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

Form 3 (continued)

Name and Address of Reporting Person:    Blackstone Real Estate Acquisitions
                                           III L.L.C.
                                         345 Park Avenue
                                         New York, New York 10154
Date of Event Requiring Statement:       February 22, 1999
Issuer Name and Ticker Symbol:           Berkshire Realty Company, Inc. -- BRI


                               POWER OF ATTORNEY

          Know all men by these presents that Stephen A. Schwarzman does hereby make, constitute and appoint each of Thomas J. Saylak and Gary Sumers as my true and lawful attorneys-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned (both in the undersigned's individual capacity and as a member of any limited liability company or partner of any limited partnership for which the undersigned is otherwise authorized to sign), to execute and deliver such forms as may be required to be filed from time to time with the Securities and Exchange Commission with respect to any investments of Blackstone Real

Estate Acquisitions III L.L.C., Blackstone Real Estate Advisors III L.P., BRE

Advisors III L.L.C., or their affiliates in the common stock of Berkshire

Realty Company, Inc. (including any amendments or supplements to any reports or schedules previously filed by such persons or entities) pursuant to

Sections 13(d) and 16(a) of the Securities Exchange Act of 1934, as amended,

including without limitation Schedules 13D and statements on Form 3, Form 4 and Form 5.


/s/  Stephen A. Schwarzman
Name: Stephen A. Schwarzman

March 3, 1999










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